Exhibit 12.1

REX ENERGY CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,	Years ended December 31,
(in thousands, except ratios)	2014	2013	2012	2011	2010	2009
COMPUTATION OF EARNINGS (LOSS):
Income (loss) from continuing operations before income tax	$14,629	$(4,126)	$95,790	$26,351	$13,305	$(27,570)
Add: Fixed charges	9,205	31,675	10,483	4,178	1,478	974
Add: Equity method investment (income) loss	200	763	3,921	(81)	200	9
Less: Capitalized interest	1,680	7,548	3,017	1,159	—	—
Less: Noncontrolling interest share of (income) loss	(1,569)	(1,557)	(819)	7	253	12

Earnings (loss)	20,785	19,207	106,358	29,296	15,236	(26,575)

COMPUTATION OF FIXED CHARGES:
Interest expense	7,135	22,782	6,443	2,514	1,240	833
Add: Amortization of premium (discount) on Senior Notes, net	86	180	(8)	—	—	—
Add: Capitalized interest	1,680	7,548	3,017	1,159	—	—
Add: Amortized loan costs	304	1,165	1,031	505	238	141

Fixed charges, as defined	9,205	31,675	10,483	4,178	1,478	974

Ratio of earnings (loss) to fixed charges	2.3x	0.6(1)	10.1x	7.0x	10.3x	—(1)

(1)	Due to our net losses for the years ended December 31, 2013 and 2009, the coverage ratio for each of these periods was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $12.5 million and $27.5 million for the years ended December 31, 2013 and 2009, respectively.